FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                 Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of         November         ,  2004

Commission File Number         333-13692

INTIER AUTOMOTIVE INC. (Translation of registrant's name into English)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)
Date November 9, 2004	By: /s/ Bruce R. Cluney Bruce R. Cluney, Secretary

EXHIBITS

Exhibit 99

The Third Quarter Report of the Registrant, including its unaudited comparative consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended September 30, 2004.

Exhibit 99	Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended September 30, 2004 extracted from the Third Quarter Report.
Exhibit 99	Certification of Interim Filings - CEO
Exhibit 99	Certification of Interim Filing - CFO